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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 01, 2011___ ENDING___ December 31, 2011___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street, Suite 410
_____
(No. and Street)

Saddle Brook   New Jersey   07663
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Edward Lee___   ___201 587 2424___
                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
_____
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (6-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____Edward Lee_____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Trade Manage Capital, Inc._____ as of

December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
25 day of Feb, 2012

_____
Notary Public

Signature

President

Title

JOSEPHINE TORRES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCTOBER 19, 2015

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the accompanying statement of financial condition of Trade Manage Capital, Inc. (the "Company") as of December 31, 2011 and the related statements of operations, changes in changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as whole.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

TRADE MANAGE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,293,365
Due from broker	186,688
Other assets	120,878
	1,600,931
Property and equipment, net	123,110
	$ 1,724,041

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Account payable and accrued expenses	$ 474,961

Stockholders' equity

Common stock $0.001 Par Value, 1,467,764	
shares issued and outstanding	2,725,572
Paid-in capital	164,000
Retained earnings (deficit)	(1,017,114)
	1,872,458
Treasury stock	(623,378)
	1,249,080
	$ 1,724,041

TRADE MANAGE CAPITAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES

Commissions	$ 6,321,312
Interest and other income	94,445
	6,415,757

EXPENSES

Salaries and payroll costs	3,823,071
Clearing costs	598,543
Consulting fees	307,099
Professional Fees	22,836
Occupancy	173,462
Other expenses	537,896
	5,462,907

NET INCOME	$ 952,850

TRADE MANAGE CAPITAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net income	$ 952,850
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	10,392
Changes in assets and liabilities:	
Due from broker	(2,921)
Other assets	(47,454)
Account payable and accrued expenses	(221,268)
Total adjustments	(261,251)
Net cash provided by operating activities	691,599
Cash flows from financing activities	
Dividends paid	(890,000)
Net cash used in financing activities	(890,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(198,401)
CASH AND CASH EQUIVALENTS - BEGINNING	1,491,766
CASH AND CASH EQUIVALENTS - END	$ 1,293,365

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 2,080
Interest	$ -

See notes to financial statements
-5-

TRADE MANAGE CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance - beginning	$ 2,725,572	$ 164,000	$ (1,079,964)	$ (623,378)	$ 1,186,230
Net income	-	-	952,850	-	952,850
Dividends paid	-	-	(890,000)	-	(890,000)
Balance - end	$ 2,725,572	$ 164,000	$ (1,017,114)	$ (623,378)	$ 1,249,080

TRADE MANAGE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Trade Manage Capital, Inc. (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2011.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Accounting Standards Codification

    The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

    Securities Transactions and Commissions

    Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

    Significant Credit Risk and Estimates

    The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC (Pershing). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

    In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

TRADE MANAGE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

The Company, in conjunction with the Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Saddle Brook, New Jersey and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

TRADE MANAGE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2011.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal and state income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to minimum rates for state income taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2011:

Leasehold improvement	$	123,856
Computer equipment		91,940
Furniture and fixtures		166,831
		382,627
Less: accumulated depreciation and amortization		259,517
	$	123,110

Depreciation expense for the year ended December 31, 2011 was $10,392.

4.   COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation

involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space in Saddle Brook, New Jersey. The Company also rents space for a back office facility on a month to month basis in the amount of $4,100 per month from an entity owned by an officer of the Company. Rent expense for the year ended December 31, 2011 was $173,462.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing LLC (Pershing). Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,002,395, which was $970,729 in excess of its required net capital of $31,666. The Company had a percentage of aggregate indebtedness to net capital of 47% as of December 31, 2011.

7. **RETIREMENT PLAN**

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. The Company made matching contributions of $73,098 to the plan during the year ended December 31, 2011.

8.   **RELATED PARTY TRANSACTIONS**

In addition to office leases, the Company also leases trading software from an entity owned by an officer of the Company for a monthly fee of $10,800. The Company also paid approximately $252,000 to this entity for advertising and other expenses. Other assets include $80,601 due from an officer of the Company.

9.   **SUBSEQUENT EVENTS**

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 of the
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31,2011

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

Shareholders' Equity	$ 1,249,080
Deductions and/charges	
Non-allowable assets	243,988
Net capital before haircuts on securities positions	1,005,092
Haircuts and undue concentration	2,697
NET CAPITAL	$ 1,002,395
AGGREGATE INDEBTEDNESS	$ 474,961
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 31,666
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 970,729
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	47%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2011

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In planning and performing our audit of the financial statements of Trade Manage Capital, Inc.. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Trade Manage Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Trade Manage Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trade Manage Capital, Inc.'s management is responsible for Trade Manage Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

For the fiscal year ended _Dec 31_, 20 11

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CLO 851   FINRA DEC
TRADE MANAGE CAPITAL INC
299 MARKET START ST 410
SADDLE BROCK NJ 07663-5315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (Item 2e from page 2) $ _16 009_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_7749_)
      _7/26/2011_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _8 760_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _8 760_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _8 760_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRADE MANAGE CAPITAL INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _20_ day of _JANUARY_, 20 _12_.   R PRESIDENT
                                                  (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1|01__, 20 11
and ending __12|31__, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __6408091__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   __6408091__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   275 $ __500__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __4534__

Enter the greater of line (i) or (ii)   __4534__

Total deductions   __4534__

2d. SIPC Net Operating Revenues $ __6403557__

2e. General Assessment @ .0025 $ __16009__

(to page 1, line 2.A.)

2

TRADE MANAGE CAPITAL, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT

DECEMBER 31, 2011